Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario M5R 2G3

February 25, 2010

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	VIA EDGAR
Re:	Bontan Corporation Inc.
Registration Statement on Form F-1
File No. 333-165003

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Bontan Corporation Inc. (the “Company”) requests the withdrawal of its Registration Statement on Form F-1 (File No. 333-165003) (the “Registration Statement”) that was filed on February 22, 2010. No securities have been sold pursuant to the Registration Statement.

The Registration Statement was inadvertently filed on EDGAR as a new registration statement when it should have been filed as an amendment to a previously filed registration statement on Form F-1 (File No. 333-164935) (the “Original Registration Statement”).  The Company intends to file an amendment to the Original Registration Statement as soon as possible to include the exhibits that were filed with the Registration Statement.

If you have any questions relating to this letter, please call Jeffrey C. Robbins of Messerli & Kramer P.A. at (612) 672-3600.

Very truly yours,

BONTAN CORPORATION INC.

By       /s/ KAM SHAH
Kam Shah, Chief Executive Officer